Exhibit 99.2

Consolidated Financial Statements (Expressed in thousands of United States dollars)

MINEFINDERS CORPORATION LTD.

Years ended December 31, 2009, 2008 and 2007

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Minefinders Corporation Ltd. have been prepared by, and are the responsibility of, the Company’s management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgement on information currently available.

Management has developed and maintains a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized, and financial information is reliable.

The Board of Directors, through the Audit Committee, is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audit and to review the annual consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval.

The consolidated financial statements have been audited by KPMG LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting as described below. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based upon its assessment, management concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2009, as stated in their report which appears herein.

Mark H. Bailey (signed)	Greg D. Smith (signed)
President and Chief Executive Officer	Chief Financial Officer

February 25, 2010	February 25, 2010

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the accompanying consolidated balance sheet of Minefinders Corporation Ltd. ("the Company") as at December 31, 2009 and 2008 and the consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit approach provides a reasonable basis for our audit opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2000, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

The consolidated financial statements for the year ended December 31, 2007 were audited by other auditors, who expressed an opinion without reservation on those statements, before the revision described in note 13(b), in their report dated March 5, 2008. We have audited the adjustments described in note 13(b) that were applied to revise the 2007 consolidated financial statements to reflect the retrospective adoption of FSP APB 14-1, Accounting For Convertible Debt Instruments That May Be Settled In Cash Upon Conversion (Including Partial Cash Settlement). In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2007 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2007 consolidated financial statements taken as a whole.

//s// KPMG LLP

Chartered Accountants

Vancouver, Canada
February 25, 2010

KPMG LLP, a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AUDITORS’ REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

To the Shareholders and Board of Directors of Minefinders Corporation Ltd.

We have audited Minefinders Corporation Ltd. ("the Company")’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Financial Statements and Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG LLP, a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

Minefinders Corporation Ltd.

We also have conducted our audit on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 25, 2010, expressed an unqualified opinion on those consolidated financial statements.

//s// KPMG LLP

Chartered Accountants

Vancouver, Canada
February 25, 2010

MINEFINDERS CORPORATION LTD.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

December 31, 2009, with comparative figures for 2008

	2009	2008

Assets

Current assets:
Cash and cash equivalents	$30,406	$26,018
Accounts receivable (note 4)	4,219	4,266
Inventory (note 5)	25,765	12,494
Prepaid expenses	1,950	792
	62,340	43,570

Mineral property, plant and equipment (note 6)	217,874	228,252

	$280,214	$271,822

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$9,378	$8,739
Current portion of long-term debt (note 7)	-	10,000
	9,378	18,739

Long-term debt (note 7)	71,405	115,364

Asset retirement obligation (note 8)	3,445	1,913

Shareholders’ equity:
Capital stock (note 9)	272,633	210,569
Equity portion of convertible notes (note 7)	27,366	27,366
Contributed surplus	20,488	18,053
Deficit	(129,570)	(125,251)
Accumulated other comprehensive income	5,069	5,069
	195,986	135,806

Nature of operations (note 1)
Commitments (notes 6 and 12)

	$280,214	$271,822

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Mark H. Bailey (signed)	Director	Robert L. Leclerc (signed)	Director

MINEFINDERS CORPORATION LTD.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Revenue	$75,240	$-	$-

Expenses:
Operating expenses	41,786	-	-
Royalties	2,238	-	-
Amortization and depletion	10,401	292	560
Accretion of asset retirement obligation	160	124	101
Exploration	4,828	5,437	7,402
Corporate administration	7,442	8,661	5,698
Stock-based compensation	3,387	2,805	4,335
	70,242	17,319	18,096

Income (loss) from operations	4,998	(17,319)	(18,096)

Other income (expense):
Interest income	242	763	3,240
Interest expense and finance fees	(5,604)	(5,915)	(4,556)
Accretion of convertible note discount	(6,041)	(5,399)	(4,900)
Loss on disposal of assets	(161)	-	-
Foreign exchange	2,417	(1,250)	5,108
	(9,147)	(11,801)	(1,108)

Loss before income taxes	(4,149)	(29,120)	(19,204)

Current income tax expense	(170)	-	-

Net loss and comprehensive loss for the year	$(4,319)	$(29,120)	$(19,204)

Loss per share - basic and diluted	$(0.07)	$(0.58)	$(0.39)

Weighted average shares outstanding	60,794,266	50,198,115	48,638,885

See accompanying notes to consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars)

Years ended December 31, 2009, 2008 and 2007

	Shares	Capital stock	Equity portion of convertible notes	Contributed surplus	Deficit	Accumulated other comprehensive income	Total

Balance, January 1, 2007	48,022,289	$166,396	$27,366	$12,098	$(76,927)	$5,069	$134,002
Exercise of stock options	1,485,235	9,421	-	(2,639)	-	-	6,782
Stock-based compensation	-	-	-	5,840	-	-	5,840
Deficit	-	-	-	-	(19,204)	-	(19,204)

Balance, December 31, 2007	49,507,524	175,817	27,366	15,299	(96,131)	5,069	127,420
Exercise of stock options	269,432	3,242	-	(980)	-	-	2,262
Stock-based compensation	-	-	-	3,734	-	-	3,734
Share-based payment	30,000	386	-	-	-	-	386
Issue of common shares for cash, net of share issue costs	9,200,000	31,124	-	-	-	-	31,124
Net loss	-	-	-	-	(29,120)	-	(29,120)

Balance, December 31, 2008	59,006,956	210,569	27,366	18,053	(125,251)	5,069	135,806
Exercise of stock options	215,576	2,049	-	(952)	-	-	1,097
Exercise of warrants	500	2	-	-	-	-	2
Stock-based compensation	-	-	-	3,387	-	-	3,387
Issue of common shares for cash, net of share issue costs	6,550,000	60,013	-	-	-	-	60,013
Net loss	-	-	-	-	(4,319)	-	(4,319)
Balance, December 31, 2009	65,773,032	$272,633	$27,366	$20,488	$(129,570)	$5,069	$195,986

See accompanying notes to interim consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Cash provided by (used in):

Operations:
Net loss for the year	$(4,319)	$(29,120)	$(19,204)
Items not involving cash:
Amortization and depletion	10,401	292	560
Accretion of asset retirement obligation	160	124	101
Accretion of convertible notes discount	6,041	5,399	4,900
Unrealized foreign exchange loss (gain)	(1,461)	943	(5,606)
Stock option compensation	3,387	2,805	4,335
Other	161	13	(8)
Change in non-cash working capital balances:
Accounts receivable	47	6,165	(6,685)
Inventory	(10,329)	(10,936)	(1,558)
Prepaid expenses	(1,158)	(336)	135
Accounts payable and accrued liabilities	7,086	539	(30)
	10,016	(24,112)	(23,060)

Investments:
Mineral property, plant and equipment	(8,201)	(63,248)	(90,247)

Financing:
Net proceeds on issue of common shares	61,112	33,386	6,782
Net proceeds on issue of convertible notes	-	-	(142)
Drawdown of revolving credit facility	4,500	60,000	-
Repayment of revolving credit facility	(64,500)	-	-
	1,112	93,386	6,640

Effect of exchange rates on cash and cash equivalents	1,461	(943)	5,607

Increase (decrease) in cash and cash equivalents	4,388	5,083	(101,060)

Cash and cash equivalents, beginning of year	26,018	20,935	121,995

Cash and cash equivalents, end of year	$30,406	$26,018	$20,935

Supplementary information:
Interest paid	$5,882	$4,661	$4,367
Non-cash investing and financing activities:
Increase in asset retirement obligations included in mineral property, plant and equipment	1,372	145	355
Stock option compensation deferred to mineral property, plant and equipment	-	929	1,505
Share based payment	-	386	-

See accompanying notes to consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007

1.	Nature of operations:

The Company was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the production and sale of gold and silver and the exploration, development, and acquisition of mineral deposits. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company has completed the construction of its 100% owned Dolores gold and silver project in Mexico and commenced commercial production of gold and silver on May 1, 2009. In these financial statements, development costs, net of incidental revenues, incurred in the construction and commissioning of the Dolores Mine prior to the commencement of commercial production, have been capitalized to mineral property, plant and equipment.

The Company expects that revenues from production will finance the operation of the Company. The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its property interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2.	Changes in accounting policies:

Effective January 1, 2009, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) guidelines of Section 3064, Goodwill and Intangible Assets, which establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Adoption of this standard had no effect on the consolidated financial statements.

3.	Significant accounting policies:

	(a)	Basis of presentation:

These financial statements are presented in accordance with Canadian generally accepted accounting principles which conform, in all material respects, with those generally accepted in the United States, except as explained in note 13.

	(b)	Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Minera Minefinders S.A. de C.V., Compania Minera Dolores S.A. de C.V., Servicios Mineros Sierra S.A. de C.V., Servicios Operativos Sierra S.A. de C.V. (all in Mexico), MFL Metals Trading Ltd. (in Barbados) and Minefinders (U.S.A.) Inc. (in the United States). All inter-company transactions and balances are eliminated on consolidation.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007

3.	Significant accounting policies (continued):

	(c)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used in the calculation of proven and probable reserves for the purposes of evaluating the impairment of mineral properties, depreciation, depletion and amortization, work in process inventory, costs associated with the reclamation and closing of mine operations (asset retirement obligations), stock-based compensation and future income taxes. Actual results could differ from those estimates.

	(d)	Revenue:

Revenue from the sale of gold and silver is recognized when the quantity of metal sold and the sales price are fixed, title has passed to the buyer and collection is reasonably assured.

	(e)	Inventory:

Supplies inventory includes the costs of consumables used in operations and is valued at the lower of average cost and net realizable value, with replacement costs being the typical measure of net realizable value.

Stockpiled ore is coarse ore that has been extracted from the mine and is available for further processing. Stockpiled ore is valued at the lower of average production cost and net realizable value. Cost of stockpiled ore includes the cost of mining the ore and associated depreciation and depletion. Costs are removed from stockpiled ore and added to work in process inventory when stockpiled ore is crushed based on the average cost per tonne stockpiled.

Work in process inventory, which includes crushed ore, ore on leach pads and material currently in the process of being converted to a saleable product (gold and silver doré), is valued at the lower of average production cost and net realizable value. Costs included in work in process inventory include mining and processing costs, including cost of stockpiled ore crushed, and associated depreciation and depletion. Costs are removed from work in process inventory as gold and silver doré is produced based on the average cost per contained recoverable ounce of gold and silver.

Finished goods inventory is metal available for sale and is valued at the lower of average production cost and net realizable value. The cost of finished goods inventory includes the average cost of work- in-process inventories incurred prior to refining plus applicable refining costs and associated royalties.

Write-downs of inventory are reported in current period costs. The Company may reverse a write-down in the event that there is a subsequent increase in the net realizable value of the inventory.

(f)	Cash and cash equivalents:

Cash and cash equivalents consist of cash and redeemable deposits with a maturity of ninety days or less at acquisition.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007

3.	Significant accounting policies (continued):

	(g)	Mineral property, plant and equipment:

Mineral property, plant, and equipment, including property acquisition and mine development costs, are recorded at cost. Costs, net of incidental revenues, are capitalized as mine development costs until the commencement of commercial production. Commercial production is deemed to have occurred when management determines that the operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time, and there are indicators that these operating results will continue.

Mineral property acquisition and development costs and leach pads are amortized using the unit-of- production method based on estimated proven and probable recoverable reserves when commercial production begins. Plant and equipment, including mining equipment and other asset categories, are depreciated using the straight-line method over their estimated useful lives.

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials (“stripping costs”) in order to access the ore body. During the development of a mine, stripping costs are capitalized to the related property and depleted over the productive life of the mine using the unit-of-production method. During the production phase of a mine, stripping costs are accounted for as variable production costs and included in the cost of inventory produced during the period except for stripping costs incurred to provide access to sources of reserves that will be produced in future periods and would not have otherwise been accessible, which are capitalized to the mineral property and depleted on a unit-of-production method over the reserves that directly benefit from the stripping activity..

Exploration expenditures incurred prior to the date of a positive economic analysis on a mineral property are expensed as incurred. Exploration expenditures, including exploratory drilling and related expenditures, incurred at a development or production stage mine are capitalized as mine development costs in the accounting period the expenditure is incurred when management determines there is sufficient evidence that the expenditure will result in a future economic benefit to the Company. All other exploration expenditures at these sites are expensed as incurred.

(h)	Impairment of long-lived assets:

The Company assesses the impairment of long-lived assets, which consist primarily of mineral property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets held for use are measured by a comparison of the carrying value of the assets to future undiscounted cash flows expected to be generated by the asset. If the carrying value exceeds future undiscounted cash flows, impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007

3.	Significant accounting policies (continued):

	(i)	Asset retirement obligations:

The Company may incur liabilities for costs associated with the eventual retirement of tangible long- lived assets (for example, mine reclamation costs). The liability for such costs exists from the time the legal obligation first arises. Such obligations are measured initially at their fair value using discounted present value methodology. The resulting amount is added to the cost of the related asset and to the Company’s liabilities, and adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest (“accretion”) inherent in the use of discounted present value methodology, and the accretion is charged to operations.

	(j)	Stock-based compensation:

Compensation expense related to stock options is measured using the estimated fair value of the options on the date of grant using the Black-Scholes option-pricing model and is charged to operations over the vesting period of the options. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company estimates the expected forfeiture rate and only recognizes expense for those options expected to vest.

(k)	Income taxes:

The Company records future income taxes using the asset and liability method. The Company’s future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values, as well as the losses carried forward. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the benefit of the net future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(l)	Translation of foreign currencies:

The Company conducts business primarily in Canada, the United States and Mexico. The functional currency of the Company and its subsidiaries is the United States dollar. Transactions denominated in currencies other than the US dollar are translated into US dollars using the exchange rate in effect at the dates of the underlying transactions. Monetary assets and liabilities denominated in foreign currencies are translated into US dollars using the exchange rate in effect at the balance sheet date. Gains or losses arising from this translation are included in the determination of net income or loss for the period.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007

3.	Significant accounting policies (continued):

	(m)	Loss per share:

The Company follows the treasury stock method to calculate loss per common share. Under this method, the basic loss per share is calculated using the weighted average number of common shares outstanding during each period.

Shares issuable on exercise of stock options totaling 3,948,500 (2008 - 3,958,000; 2007 - 4,198,000), on conversion of the convertible notes totaling 7,812,500 (2008 - 7,812,500; 2007 - 7,812,500), and on conversion of share purchase warrants totaling 4,599,500 (2008 - 4,600,000; 2007 - nil) were not included in the computation of diluted loss per share because their effect would have been anti- dilutive.

	(n)	Segmented information:

The Company has determined it has one business segment, the production of gold and silver and exploration and development of mineral properties. Corporate administration and functional departments are not considered separate operating segments. Production of gold and silver and exploration and development of mineral properties occurs principally in Mexico. Information on mineral property, plant and equipment by geographic area is disclosed in note 6.

	(o)	Comparative figures:

Certain comparative figures have been reclassified to conform to current presentation.

(p)	Recently released Canadian accounting standards:

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS no later than in the first quarter of 2011, with restatement of comparative information presented. The Company has identified mineral property, plant and equipment, future income taxes, asset retirement obligation, and financial instruments as areas where the adoption of IFRS may have a material effect on the Company’s financial reporting. In addition, the Company is currently assessing the elections available under IFRS to determine the effect of each election to the Company. The Company expects to quantify the effects of the application of IFRS on the January 1, 2010 balance sheet during the first half of 2010.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007

4.	Receivables:

Of the $4,219 in receivables (2008 - $4,266), $3,718 (2008 - $3,864) is value added tax (VAT) paid in Mexico on goods and services for the Dolores Mine. The VAT receivable is refundable from the Mexican tax authorities. $10,202 of VAT was refunded to the Company during 2009 (2008 - $17,001).

5.	Inventory:

	2009	2008

Supplies	$5,812	$3,261
Ore stockpiles	1,325	359
Work in process	18,488	8,465
Finished goods	140	409

	$25,765	$12,494

The operating expenses balance on the statement of operations is comprised of the following:

	2009	2008	2007

Mining costs	$17,105	$-	$-
Processing costs	14,595	-	-
General and administrative costs	10,335	-	-
Change in inventory	(249)	-	-

	$41,786	$-	$-

Amortization and depletion allocated to inventory is included in amortization and depletion expense in the statement of operations when related inventory is sold. For the year ended December 31, 2009, $10,221 of inventoried amortization and depletion (2008 - $nil, 2007 - $nil) has been charged to amortization and depletion expense on the statement of operations. There have been no write-downs of inventory during the year.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007

6.	Mineral property, plant and equipment:

Net carrying costs at December 31, 2009 and 2008 are as follows:

2009	Mineral property acquisition costs	Development costs	Plant and equipment	Accumulated amortization	Total
Dolores Mine, Mexico	$9,675	$99,584	$131,131	$(23,041)	$217,349
Northern Sonora, Mexico	327	-	64	(45)	346
United States	98	-	236	(192)	142
Other		-	200	(163)	37
	$10,100	$99,584	$131,631	$(23,441)	$217,874

2008	Mineral property acquisition costs	Development costs	Plant and equipment	Accumulated amortization	Total
Dolores Mine, Mexico	$9,675	$100,941	$123,515	$(6,422)	$227,709
Northern Sonora, Mexico	327	-	62	(40)	349
United States	99	-	253	(210)	142
Other	-	-	194	(142)	52
	$10,101	$100,941	$124,024	$(6,814)	$228,252

Mineral properties, plant and equipment relate to the following:

(a)	Mexican properties:

(i) Dolores Mine:

The Dolores Mine is in the Madera Mining District, in the state of Chihuahua. In 2006, the Company unified seven of the nine claims resulting in three concessions totaling 27,700 hectares. The Company has a 100% interest in all three concessions. The property is subject to underlying net smelter return (NSR) royalties totaling 3.25% on gold and 2% on silver. Commercial production of gold and silver at the Dolores Mine commenced on May 1, 2009.

(ii) Sonora properties:

The Company has a 100% interest in the mineral rights to 31 mineral concessions totaling 118,770 hectares in the State of Sonora. The Company makes annual rent payments to the landowners, currently approximately $300, escalating each year. Should the properties be put in production, payments or royalties, as applicable, will be due to these landowners.

(b)	United States properties:

The Company holds a 100% interest (subject to NSR royalties of 3%) in the Dottie property, located in Nevada. In addition, the Company holds claims in the Oro Blanco project area of Arizona.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007

6.	Mineral properties, plant and equipment (continued):

(c)	Capitalized stripping costs:

Development costs include capitalized stripping costs. The net carrying value and changes in the carrying value are as follows:

	2009	2008

Balance, beginning of year	$-	$-
Capitalized stripping costs incurred	2,942	-
Depletion	-	-

Balance, end of year	$2,942	$-

7.	Long-term debt:

	2009	2008

Convertible notes (a)	$71,405	$65,364
Scotia Capital revolving credit facility (b)	-	60,000

Balance of long-term debt	71,405	125,364
Less current portion (b)	-	10,000

	$71,405	$115,364

(a)

In October 2006, the Company issued $85,000 in 4.5% unsecured convertible senior notes maturing on December 15, 2011, incurring a 3.5% underwriter’s fee and other expenses, aggregating $3,451 for net proceeds of $81,549. Interest is payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2007. The notes are convertible into common shares at approximately $10.88 per share. A total of 7,812,500 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. This adjustment provision is designed to compensate the noteholders for any such occurrence that causes economic loss to them.

The notes, less $27,366 which is classified as equity, are classified as a liability. As a result, the carrying value of the note liability ($71,405) is lower than its face value. The $27,366 equity component represents the fair value of the conversion feature net of $993 in issue costs. The difference between the $71,405 (2008 - $65,364) carrying value and the face value of $85,000 is $13,595 (2008 - $19,636), and is characterized as the note discount. This difference is charged to operations and added to the liability over the term of the notes using an effective interest rate of 14.26%. The fair value of the debt component is $78,865 as at December 31, 2009 (2008 - $63,046) using a market rate of 8.5% (including a credit risk adjustment applicable to the Company).

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007

7.	Long-term debt:

(a)	Continued:

Convertible notes, liability component	2009	2008

Balance, beginning of year	$65,364	$59,965
Accretion of debt discount for the year	6,041	5,399

Balance, end of year	$71,405	$65,364

Convertible notes, equity component	$27,366	$27,366

(b)

On December 19, 2007, the Company signed an agreement for a $50,000 revolving three year term credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (BNS). The facility is available for drawdown in US or Canadian dollars at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. The Company has the ability to repay the principal in part or in its entirety at any time without penalty. The facility is collateralized by a pledge of the Company’s shares in its subsidiaries and by physical assets at the Dolores Mine. The carrying values of these pledged assets total $243,114 which is comprised of inventories and mineral property, plant and equipment at Dolores.

As at December 31, 2009, no amount (December 31, 2008 - $60,000) was outstanding on the credit facility.

8.	Asset retirement obligation:

The Company’s environmental permit requires that it reclaim any land it disturbs during the mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to December 31, 2009 to be $3,445 (2008 - $1,913). The present value of the future reclamation obligation assumes a discount rate of 7.65%, an inflation rate of 2.5%, an undiscounted amount to settle the obligation of $9,317, and the commencement of reclamation activities in 13.5 years.

	2009	2008

Balance, beginning of year	$1,913	$1,644

Liabilities incurred in the year	1,372	145
Accretion expense	160	124

Balance, end of year	$3,445	$1,913

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007

9.	Shareholders equity:

At December 31, 2009, the Company had unlimited authorized common shares and 65,773,032 shares outstanding (December 31, 2008 - 59,006,956). All per share amounts below are in Canadian dollars which at December 31, 2009 is equivalent to 0.95320 US dollars.

In September, 2009, pursuant to an equity financing, the Company issued 6,200,000 common shares for net proceeds of $56,695. In October 2009, the underwriters exercised an over-allotment option for an additional 350,000 common shares for net proceeds of $3,318.

In December 2008, the Company issued 9,200,000 units at a price of CAD$4.35 per unit. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company, at a price of CAD$5.00 per common share, on or before December 31, 2011.

(a)	Share purchase warrants:

As at December 31, 2009, 4,599,500 warrants (December 31, 2008 - 4,600,000) were outstanding and exercisable.

(b)	Stock options:

The number of shares available for grant under the Company’s stock option plan (the Plan) is 5,574,000. The term of options granted cannot exceed ten years. The vesting of each option is determined by the Board of Directors and the exercise price of an option may not be less than the closing trading price of the Company’s common shares on the last trading date immediately preceding the date on which the option is granted. At December 31, 2009, 754,479 shares were available for future grants under the Plan.

	Number of options	Weighted average exercise price (CAD$)

Outstanding at December 31, 2006	4,497,000	$7.73

Granted	1,430,000	9.87
Cancelled	(40,000)	10.94
Exercised for cash	(1,224,000)	5.82
Exercised - cashless	(465,000)	5.53

Outstanding at December 31, 2007	4,198,000	9.26

Granted	765,000	10.65
Cancelled	(720,000)	10.74
Exercised for cash	(250,000)	9.12
Exercised - cashless	(35,000)	5.64

Outstanding at December 31, 2008	3,958,000	9.30

Granted	765,000	9.76
Cancelled	(100,000)	11.27
Exercised for cash	(149,500)	8.32
Exercised - cashless	(525,000)	8.74

Outstanding at December 31, 2009	3,948,500	$9.45

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007

9.	Shareholders equity (continued):

(b)	Stock options (continued):

During the year ended December 31, 2009, 525,000 vested options were exercised by the holders in exchange for the issue of 66,076 common shares by way of a cashless stock option exercise. The Company accounted for the 458,924 shares not issued on exercise of the options as a deemed repurchase of these shares at the market value on the date of exercise and recognized $688, being the excess of their carrying value over the deemed cost, as a credit to contributed surplus.

All options granted and outstanding as at December 31, 2009 were fully exercisable on the various grant dates.

At December 31, 2009, the following stock options were outstanding and exercisable.

Number	Exercise price (CAD$)	Expiry date

273,500	$ 5.64	July 12, 2010
930,000	9.00	May 15, 2011
80,000	8.76	November 1, 2011
5,000	10.94	January 19, 2012
95,000	12.46	March 12, 2012
1,075,000	9.57	September 5, 2012
60,000	11.10	February 7, 2013
665,000	10.58	May 7, 2013
765,000	9.76	May 7, 2013

3,948,500

(c)	Stock option compensation:

Compensation expense is determined using the Black-Scholes option pricing model. The Company granted 765,000 options during the year ended December 31, 2009 (2008 - 765,000, 2007 -1,430,000). The weighted average assumptions used in calculating the expense of options granted during the year were:

	2009	2008	2007

Risk-free rate	1.98%	3.43%	4.20%
Dividend yield	nil	nil	nil
Volatility factor of the expected market price of the Company’s common shares	67%	46%	47%
Weighted average expected life of the options (months)	47	55	54
Weighted average fair value per share	$5.04	$4.79	$4.43

Compensation expense for the period:
Charged to income	$3,387	$2,805	$4,335
Capitalized to mineral property, plant and equipment	-	929	1,505

	$3,387	$3,734	$5,840

Total stock-based compensation was credited to contributed surplus.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007

9.	Shareholders equity (continued):

	(d)	Capital management:

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. As at December 31, 2009 the Company is not subject to externally imposed capital requirements.

10.	Financial instruments:

	(a)	Financial assets and liabilities:

The Company’s financial instruments consist of cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities, convertible notes and the outstanding balance, if any, on the revolving credit facility. Cash and cash equivalents are designated as held for trading and carried at fair value, with the unrealized gain or loss recorded in income. Accounts receivable are designated as loans and receivables, and accounts payable, convertible notes, and the credit facility are designated as other financial liabilities, and recorded at amortized cost.

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as as prices, or indirectly (derived from prices). Level 3 inputs are unobservable (supported by little or no market activity), such as non-corroborative indicative prices for a particular instrument provided by a third party.

Cash and cash equivalents are stated at fair value. The fair values of accounts receivable, accounts payable and accrued liabilities approximate carrying values because of the short term nature of these instruments. The fair value of cash equivalents are classified within Level 1. There were no transfers between Level 1 and 2 or any transfers into or out of Level 3 during the year.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007

10.	Financial instruments (continued):

(b)	Financial instrument risk exposure and risk management:

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

(i)	Credit risk:

The Company is primarily exposed to credit risk on its cash and cash equivalents. Credit risk exposure is limited through maintaining its cash and equivalents with high-credit quality financial institutions and instruments. Credit risk associated with accounts receivable is considered minimal as the majority of the balance outstanding is with the Mexican government. The maximum exposure to credit risk is as follows:

	2009	2008

Cash and cash equivalents	$30,406	$26,018
Accounts receivable	4,219	4,266

	$34,625	$30,284

(ii)	Liquidity risk:

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents and available cash under the revolving credit facility. The Company believes that these sources, in addition to revenues earned at the Dolores Mine, will be sufficient to cover the expected short and long term cash requirements.

In the normal course of business the Company enters into contracts that give rise to future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2009:

	Within 1 year	2 - 3 years	4 - 5 years	Over 5 years	2009 Total

Accounts payable and accrued liabilities	$9,378	$-	$-	$-	$9,378
Asset retirement obligation, non-discounted	-	-	-	9,317	9,317
Convertible notes	3,825	88,825	-	-	92,560
Minimum rental and lease payments	136	209	-	-	345

	$13,339	$89,034	$-	$9,317	$111,600

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007

10.	Financial instruments (continued):

(b)	Financial instrument risk exposure and risk management (continued):

(iii)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign currency risk:

The Company’s operations in Mexico, Canada and the United States create exposure to foreign currency fluctuations. Some of the Company’s operating expenditures are incurred in Canadian dollars and Mexican pesos, and the fluctuation of the US dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s financial assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Financial assets and liabilities denominated in currencies other than the US dollar are as follows:

	December 31, 2009		December 31, 2008
	Financial assets	Financial liabilities	Financial assets	Financial liabilities

Canadian dollars	$7,537	$990	$22,340	$1,098
Mexican pesos	4,876	4,250	4,598	2,975

	$12,413	$5,240	$26,938	$4,073

Of the financial assets listed above, $7,500 (December 31, 2008 - $22,310) represents cash and cash equivalents held in Canadian dollars, and $383 (December 31, 2008 - $421) represents cash held in Mexican pesos. The remaining cash and cash equivalents are held in US dollars.

As at December 31, 2009, with other variables unchanged, a 10% change in the US dollar against the Canadian dollar would change the loss for the year by $595. A 10% change in the US dollar against the Mexican peso would change the loss for the year by $145.

Interest rate risk:

With respect to financial assets, the Company’s practice is to invest cash in investment vehicles with floating rates of interest, and cash reserves are invested in cash equivalents in order to maintain liquidity. Fluctuations in interest rates affect the fair value of cash equivalents.

With respect to financial liabilities, the convertible notes are not subject to interest rate risk given the fixed rate of 4.5% per annum. The revolving credit facility is subject to interest rate risk as amounts outstanding are subject to charges at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. The interest rate charged for the year was approximately 3.69%, and as no amount is outstanding on the facility there is no interest rate risk to the Company at December 31, 2009.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007

10.	Financial instruments (continued):

	(b)	Financial instrument risk exposure and risk management (continued):

		(iii)	Market risk (continued):

Commodity price risk:

Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company does not engage in any hedging to reduce its exposure to commodity price risk.

11.	Income taxes:

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes give rise to deferred tax assets as follows:

	2009	2008

Future income tax assets:
Tax loss carry forward	$45,654	$49,691
Mineral properties, plant, equipment and deferred exploration costs	-	5,274
Financing costs	1,464	1,601
Asset retirement obligation	968	532
Unrealized foreign exchange	2,145	-
Convertible notes	-	870
Revolving credit facility	-	976
Total future income tax assets before valuation allowance	50,231	58,944
Valuation allowance established by management	(15,306)	(24,011)
Net future income tax assets, net of allowance	34,925	34,933

Future income tax liabilities:
Inventory	(5,965)	(2,585)
Mineral properties, plant, equipment and deferred exploration costs	(28,291)	(32,348)
Convertible notes	(669)	-
Net future income tax liabilities	(34,925)	(34,933)

	$-	$-

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007

11.	Income taxes (continued):

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates as follows:

	2009	2008	2007

Benefit from net loss, at Canadian rates	$(1,244)	$(9,028)	$(6,572)
Effect of difference in foreign tax rates	(1,622)	324	619
Non-deductible expenses	3,675	2,381	1,210
Foreign exchange	3,829	-	-
Change in valuation allowance	(4,468)	6,323	4,743

Income tax expense for the year	$170	$-	$-

The Company establishes its valuation allowance based on projected future operations. When circumstances cause a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance will be reflected in current income.

The Company has approximately $21,142 (2008 - $71,300) of exploration and development costs which are available for deduction against future income for tax purposes. In addition, the Company has tax losses in various jurisdictions of approximately $154,269 (2008 - $60,592) expiring in various amounts from 2010 to 2028.

12.	Commitments:

The Company has entered into operating leases for office premises that provide for minimum lease payments. Minimum lease payments over the next five years are disclosed in note 10(b)(ii).

13.	United States generally accepted accounting principles:

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. These principles differ in some respects from US GAAP. The effect of such differences on the Company's consolidated financial statements is set out below:

(a)	Mineral properties and start-up activities:

Under Canadian GAAP, acquisition costs are capitalized to mineral property, plant and equipment. Under US GAAP, these costs are expensed. Mineral property acquisition costs of $9,406, net of depletion of $270 (2008 - $9,676 and $nil, respectively), expensed under US GAAP remain capitalized for Canadian GAAP accounting purposes.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007

13.	United States generally accepted accounting principles (continued):

	(a)	Mineral properties and start-up activities (continued):

Under Canadian GAAP, pre-commercial operating costs, net of incidental revenues, incurred prior to reaching commercial production levels are capitalized. Under US GAAP, these costs are expensed. As a result of this difference, the net loss under US GAAP for the year ended December 31, 2009 includes sales of $18,734 (2008 - $2,516, 2007- $nil) and operating expenses of $15,745 (2008 - $6,953, 2007 - $nil) including amortization and depletion of $3,740 (2008 - $2,498, 2007 - $nil) which were deferred for Canadian GAAP until May 1, 2009. In addition, under Canadian GAAP the sales and operating expenses capitalized prior to commencement of commercial production are classified as cash flows provided by investing activities whereas under US GAAP these amounts are classified as cash flows provided by operating activities.

As at December 31, 2009, $1,418 of pre-commercial operating costs, net of incidental revenues, remains capitalized for Canadian GAAP purposes (December 31, 2008 - $4,437).

Under US GAAP, stripping costs incurred during the production phase of a mine are included in earnings in the period they are incurred. Under the Company’s Canadian GAAP accounting policy, these costs are capitalized to the mineral property in certain circumstances and depleted on a units of production basis over the reserves that directly benefit from stripping activity. Therefore, additions to the deferred stripping cost balance capitalized under Canadian GAAP are charged to earnings as incurred for US GAAP. For the year ended December 31, 2009, $2,942 (2008 - $nil) of stripping costs which were capitalized under Canadian GAAP, were expensed under US GAAP. In addition, under Canadian GAAP the stripping costs are classified as cash flows used in investing activities whereas under US GAAP these amounts are classified as cash flows used in operating activities.

(b)	Convertible notes:

Effective January 1, 2009, for US GAAP purposes, the Company adopted a new accounting standard related to accounting for convertible debt instruments that may be settled in cash upon conversion which applies to the Company’s convertible notes. The new accounting standard requires that the proceeds from the issue of certain convertible instruments be allocated between the liability component and the embedded conversion option in a manner that reflects interest cost at the interest rate of similar nonconvertible debt. To allocate the proceeds in this manner, the Company is required to first determine the carrying amount of the liability component based on the fair value of a similar liability (excluding the embedded conversion option). The difference between the proceeds and the fair value of the liability is then ascribed to the embedded conversion option and recognized in equity. The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component is reported as a debt discount and subsequently amortized as interest cost over the instrument’s expected life using the effective interest method.

The new accounting standard has been retrospectively applied to prior periods for US GAAP purposes. Prior period amounts have been restated. As a result, for US GAAP purposes at December 31, 2008, the convertible note liability decreased by $18,215, the equity portion of convertible notes increased by $27,366, the deficit increased by $804, mineral property, plant and equipment increased by $8,921, and deferred financing costs decreased by $574. In addition, the net loss for the year ended December 31, 2008 decreased by $668 (2007 - $663).

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007

13.	United States generally accepted accounting principles (continued):

(b)	Convertible notes (continued):

As a result of the retrospective adoption of the new accounting standard, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for convertible notes for the periods presented, except for $947 (2008 - $1,421) of issue costs, net of amortization, attributable to the liability component of the convertible notes that are included in the carrying value of the liability under Canadian GAAP and are included in assets under US GAAP.

(c)	Interest expense:

Under Canadian GAAP, the Company has elected to expense the accretion on the convertible note discount and the interest on the convertible notes and revolving credit facility to earnings whereas under US GAAP interest incurred prior to commercial production, which commenced on October 1, 2008 for US GAAP purposes, is capitalized to development costs. As a result, for US GAAP purposes, mineral property, plant and equipment has been increased by $16,159 (2008 - $16,904) and amortization for the year ended December 31, 2009 would have been higher by $745 (2008 - $nil, 2007 - $nil). In addition, under Canadian GAAP interest on the convertible notes and revolving credit facility is classified as cash flow used in operating activities whereas under US GAAP this interest is classified as cash flow used in investing activities prior to commencement of commercial production.

(d)	Warrants:

Under Canadian GAAP, outstanding share purchase warrants are classified and accounted for as equity. Effective January 1, 2009, for US GAAP purposes, the Company adopted a new accounting interpretation which addresses the determination of whether an equity linked financial instrument or embedded feature that has all of the characteristics of a derivative under other authoritative US GAAP accounting literature is indexed to an entity’s own stock and would therefore not be accounted for as a derivative instrument.

The Company’s share purchase warrants have an exercise price denominated in a currency other than the Company’s functional currency and are not considered to be indexed to the Company’s own stock. Accordingly, for US GAAP purposes, the warrants are classified and accounted for as a financial liability at their fair value with changes in fair value being included in net earnings.

The new accounting guidance has been applied to warrants outstanding as of January 1, 2009 with the cumulative effect of adoption recognized as an adjustment to opening retained earnings for US GAAP purposes. Prior period comparative amounts have not been restated. As a result, for US GAAP purposes at January 1, 2009, the deficit increased by $2,745, a derivative liability of $9,034 was recorded and the original warrant amount included in equity of $6,289 was reversed. For the year ended December 31, 2009, the mark-to-market loss was $16,132. The fair value of the warrants of $25,166 as at December 31, 2009, is based on the quoted market value of these warrants, and is classified in Level 1 of the fair value hierarchy.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007

13.	United States generally accepted accounting principles (continued):

	(e)	Stock option compensation:

There is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation for the periods presented. All options outstanding at December 31, 2009 are fully vested. Under US GAAP, stock-based compensation expensed for the period would be classified in general and administrative expenses.

The total intrinsic value of options exercised during the year ended December 31, 2009 was $624 (2008 - $684, 2007 - $11,624). The total intrinsic value and weighted average contractual term of vested options at December 31, 2009 is $5,420 and 3 years, respectively.

	(f)	The effect of the above on the financial statements for the year ended December 31 is as follows:

	2009	2008	2007
Statements of Operations and Deficit		(as adjusted – note 13(b))

Net loss per Canadian GAAP	$(4,319)	$(29,120)	$(19,204)
Adjustments related to:
Start-up activities (a)	2,989	(4,437)	-
Amortization of start-up activities (a)	30	-	-
Amortization of mineral property costs (a)	270	-	-
Deferred stripping (a)	(2,942)	-	-
Capitalized interest and accretion of convertible notes (c)	-	7,142	8,239
Amortization of capitalized interest (c)	(745)	-	-
Mark-to-market gain (loss) on warrants (d)	(16,132)	-	-
	(16,530)	2,705	8,239

Net loss and comprehensive loss per US GAAP	$(20,849)	$(26,415)	$(10,965)

Net loss per share, basic and diluted	$(0.34)	$(0.53)	$(0.23)

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007

13.	United States generally accepted accounting principles (continued):

(f)	Continued:

Balance Sheets	December 31, 2009	December 31, 2008 (as adjusted - note 13(b))

Assets per Canadian GAAP	$280,214	$271,822
Adjustments related to:
Mineral property costs (a)	(9,406)	(9,676)
Start-up activities (a)	(1,418)	(4,437)
Deferred Stripping (a)	(2,942)	-
Capitalized interest and accretion of convertible notes (c)	16,159	16,904
Convertible note issue costs (b)	947	1,421
	3,340	4,212

Assets per US GAAP	$283,554	$276,034

Liabilities per Canadian GAAP	$84,228	$136,016
Adjustments related to:
Convertible note issue costs (b)	947	1,421
Warrants (d)	25,166	-
	26,113	1,421

Liabilities per US GAAP	$110,341	$137,437

Shareholders’ equity per Canadian GAAP	$195,986	$135,806
Adjustments related to:
Mineral property costs (a)	(9,406)	(9,676)
Start-up activities (a)	(1,418)	(4,437)
Deferred stripping (a)	(2,942)	-
Capitalized interest and accretion of convertible notes (c)	16,159	16,904
Warrants (d)	(25,166)	-
	(22,773)	2,791

Shareholders’ equity per US GAAP	$173,213	$138,597

(g)	Income taxes:

The Company recognizes tax positions if it is more likely than not that the tax position will be sustained upon examination by taxing authorities based on the technical merits of the position. The Company measures a tax position at the largest amount of benefit that is greater than 50 percent likely of being received upon settlement.

US GAAP requires that interest expense and penalties related to unrecognized tax benefits be recognized in the statement of operations. If the Company recognizes interest expense or penalties on future unrecognized tax benefits, the amounts will be classified as income tax expense.

The Company files income tax returns in Canada, the United States, Barbados, and Mexico. Years ranging from 2002 through 2009, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007

13.	United States generally accepted accounting principles (continued):

(g)	Income taxes (continued):

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2008

Balance as at December 31, 2008	$-	$-
Increase based tax positions related to current year	1,312	-
Decrease relating to settlement with tax authorities	-	-
Decrease relating to lapse of applicable statutory limitations
	-	-

Balance as at December 31, 2009	$1,312	$-

If recognized, none of the unrecognized tax benefits would affect the effective tax rate due to the existence of valuation allowance against the related deferred tax assets.

The Company has not recognized interest accrued related to the unrecognized tax benefits as the Company does not expect to pay taxes currently on this amount due to available loss carry forward amounts in the relevant jurisdictions.

(h)	New accounting pronouncements:

On July 1, 2009, the FASB launched its Accounting Standards Codification (ASC). Pursuant to FASB Statement No. 168, The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles, the ASC is the sole source of authoritative US GAAP for interim and annual periods ending after September 15, 2009, except for rules and interpretive releases of the Securities and Exchange Commission which are also sources of authoritative GAAP for the Company.

The FASB has a new accounting standard related to business combinations which provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The new standard is effective for the Company on January 1, 2009. The adoption of this statement had no effect on the consolidated financial statements.

The FASB has issued a new accounting standard related to non-controlling interests in consolidated financial statements which establishes accounting and reporting standards pertaining to (i) ownership interests in subsidiaries held by parties other than the parent, (ii) the amount of net income attributable to the parent and to the non-controlling interest, (iii) changes in a parent’s ownership interest, and (iv) the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated. For presentation and disclosure purposes, the new standard requires non-controlling interests to be classified as a separate component of shareholders’ equity. The new standard is effective for the Company on January 1, 2009. The adoption of this standard had no effect on the consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007

13.	United States generally accepted accounting principles (continued):

	(h)	New accounting pronouncements (continued):

The FASB has issued new accounting standards related to disclosures about derivative instruments and hedging activities which revises disclosure requirements for derivative instruments and hedging activities. The new standard is effective for the Company on January 1, 2009. The adoption of this standard had no effect on the consolidated financial statements.

The FASB has issued a new accounting standard related to recognition and presentation of other-than- temporary investments which amends previous impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities. The new standard is effective for interim periods ending after June 15, 2009. The adoption of this standard had no effect on the consolidated financial statements.

The FASB has issued a new accounting standard related to determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not ordinary which provides additional guidance for estimating fair value when the level of activity for the asset or liability has decreased. The adoption of this standard had no effect on the consolidated financial statements.